Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Trip.com Group Limited

攜程集團有限公司

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 9961)

DATE OF AUDIT COMMITTEE MEETING AND

ANNOUNCEMENT DATE OF

FIRST QUARTER OF 2022 RESULTS

The audit committee of the board of directors of Trip.com Group Limited (the “Company”) will hold a meeting on Friday, June 24, 2022 (Shanghai/Hong Kong time) for the purposes of, among others, approving the Company’s first quarter of 2022 results (the “Results”) and its publication.

The Company will announce the Results on Tuesday, June 28, 2022 (Shanghai/Hong Kong time), before the trading hours of the Hong Kong Stock Exchange.

The Company’s management team will host a conference call at 8:00 PM U.S. Eastern Time on June 27, 2022 (or 8:00 AM on June 28, 2022 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://investors.trip.com. The call will be archived for twelve months at this website.

All participants must pre-register to join this conference call using the Participant Registration link below: https://s1.c-conf.com/diamondpass/10022620-VWCVi9.html.

Upon registration, each participant will receive details for this conference call, including dial- in numbers, passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode, followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call until July 5, 2022.

The dial-in details for the replay:

International dial-in number: +61-7-3107-6325

Passcode: 10022620

By order of the Board Trip.com Group Limited James Jianzhang Liang
Executive Chairman of the Board

Hong Kong, June 14, 2022

As of the date of this announcement, the board of directors of the Company comprises Mr. James Jianzhang Liang, Mr. Min Fan, Ms. Jane Jie Sun, Mr. Robin Yanhong Li and Mr. Dou Shen as directors, and Mr. Neil Nanpeng Shen, Mr. Qi Ji, Mr. Gabriel Li and Mr. JP Gan as independent directors.

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